August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (212) 484-7160

Mr. Richard D. Parsons
Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **Re:** **Time Warner Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 001-15062**

Dear Mr. Parsons:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Policy and Procedures Governing Related Person Transactions, page 13

1. Please expand your disclosure to identify those certain transactions between the company and entities affiliated with related persons which will be considered "Excluded Transactions." Refer to Item 404(b)(1)(i) of Regulation S-K.

Director Compensation for Fiscal Year 2006, page 38

2. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

3. Please revise footnote 8 to explain why Ms. Hills' $30,000 distribution is not included in the column entitled "All Other Compensation." Refer to Item 402(k)(2)(vii)(D) of Regulation S-K.

Role of the Compensation Committee, page 41

4. You indicate that "management" makes recommendations regarding the compensation of certain executives. Please identify the persons encompassed by the term "management."

5. We note your description of the role of your compensation consultant. Please revise to more fully address the nature and scope of the consultant's assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Elements of Executive Officer Compensation, page 44

6. We note that the allocation of your various forms of compensation is "balanced." Please state whether you have a targeted allocation for short-term versus long-term, and cash versus equity, compensation. If so, please disclose your targets. Refer to Item 402(b)(2)(i) and (ii) of Regulation S-K.

Determination of the 2006 Compensation, page 47

7. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, your discussion of your annual incentive

program does not explain how the target percentage is determined or explain the correlation between relative total stockholder return and the percentage of the target amount (0% to 200%) payable. As another example, your discussion of the reasons for the specific bonuses paid is overly broad and does not appear to adequately address the contributions of the individual named executive officers (other than the chief executive officer) and why those contributions have been valued in the specified bonus amounts. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Review of the Components of Executive Compensation, page 47

8. Please identify the party or parties responsible for presenting the summary of the company's compensation programs, practices and estimates to the compensation committee and the board. Your prior disclosure suggests that this responsibility would fall to your compensation consultant. Please revise your disclosure to confirm or explain.

Peer Comparisons, page 47

9. We note that your new policy is to benchmark your compensation, in part, against public companies with more than $20 billion in annual revenues. Please identify these companies. Refer to Item 407(b)(2)(xiv) of Regulation S-K.

10. We also note that you have identified twenty-four industry group peers that you have relied upon for benchmarking purposes. However, you state that comparable market data for comparable positions for each company in the peer group was not available. Your disclosure indicates that, as a result, in some cases compensation was benchmarked against as few as three companies. Please identify the specific benchmark companies for each named executive officers. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

11. Please explain why the composition of your "media peer groups" for Mr. Parsons and Mr. Bewkes differ.

2006 Base Salary, page 49

12. The parenthetical disclosure at the end of the first sentence of this section indicates that your compensation decisions are made with reference to market compensation data that is broader than the benchmarking data discussed in the preceding section. Please revise to explain and identify any market compensation data relied upon by the company that is not described in your prior benchmarking discussion.

2006 Annual Bonuses, page 49

13. We note that you have not provided a quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please discuss the specific items of company performance (such as those relating to EBITDA, adjusted operating income and free cash flow) as well as the individual objectives for each named executive officer (and how the individual objectives are measured). Your disclosure should clearly explain how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

14. We note that performance targets are set at the beginning of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for

additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

15. We note that incentive compensation may be adjusted in the committee's discretion. For instance, the committee may increase the target bonus percentage above the targets specified in the named executive officers' employment agreements. Please more fully address the discretion exercised by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses. Alternatively, when objective performance criteria are satisfied what discretion does the compensation committee have to limit (or increase) incentive awards. Please clearly disclose and discuss those specific instances when discretion has been exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table for Fiscal Year 2006, page 60

16. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Parsons differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Bewkes.

17. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi).

Nonqualified Deferred Compensation for Fiscal Year 2006, page 74

18. Please revise your footnotes (3)-(6) pursuant to Instruction to paragraph (i)(2) of Item 402 of Regulation S-K to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table and amounts reported in the aggregate balance at December 31, 2006 previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Potential Payments Upon Termination or Change in Control, page 76

    19. Please include a discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its NEOs. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor